File Nos. 333-146482 and 811-22129
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940
NOTIFICATION OF ELECTION
The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Los Angeles and the state of California on the 10th day of December, 2007.

DIAMOND PORTFOLIO INVESTMENT TRUST With Respect to the Diamond Portfolio Large Cap Quality Growth Fund
By	/s/ Thomas M. Weary
(Name of trustee signing on behalf of Registrant)
Trustee, Chairman, President (Title)

Attest: /s/ Karen M. Shupe
                                        (Name)
          Secretary
                                        (Title)